FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 7, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens and BenQ to forge partnership
Strategic company decision
SIGNATURES

Press Presse Prensa

For the business and financial press June 7, 2005

Siemens and BenQ to forge partnership
Kleinfeld: Sustainable perspective found for employees and locations –
Mobile phones to continue under the Siemens brand

The Taiwan-based BenQ Group, which also produces mobile phones in addition to other consumer electronic products like digital cameras, scanners and LCD screens, will acquire Siemens’ entire mobile phone business with more than 6,000 employees worldwide. The business will be headquartered in Munich. The closing of the deal is expected in the fourth quarter of Siemens’ fiscal year 2005. “With this partnership, we have found a sustainable perspective for our mobile phones business. BenQ and Siemens complement one another ideally. We will be uniting our strengths with BenQ’s highly successful consumer business. In addition, we also complement one another perfectly in terms of geography. This will give BenQ, which up until now has been very strong in Asia, access to the European and Latin American markets where we hold leading positions,” said Klaus Kleinfeld, the CEO of Siemens AG.

Siemens will invest in BenQ by purchasing shares of the company. In addition, the transaction also includes the rights to the brand and name, which BenQ will be allowed to use for a total of five years. BenQ Chairman & CEO K.Y. Lee: “With the acquisition of Siemens’s mobile phones business, we are rapidly approaching our goal to become one of the world’s leading players in the mobile phone industry. Our expansion strategy will be strongly supported by this deal, as we can rely on a global organization with excellent employees, a well-established blue-chip customer base in the mobile business and a strong brand with high impact. I welcome the addition of Siemens’s management resources and look forward to

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working with the Siemens team on the combined platform. I am fully convinced that the acquisition provides many opportunities to strengthen our business in the consumer market and I am sure that our shareholders will share this opinion.”

With this acquisition, BenQ will advance to become one of the world’s leading mobile phones vendors. The two partners complement one another ideally in their strengths. In addition to its GSM mobile phones activities, the Taiwan-based company is also a leading vendor of consumer electronic products, such as LCD screens, notebook computers, cameras and scanners. The acquisition will strengthen BenQ’s GSM mobile phones business. BenQ intends to expand mobile devices into a core business in the future.

On its Asian home market, BenQ already numbers among the fastest-growing vendors in the mobile phones segment. The partnership with Siemens will enable BenQ to implement its ambitious plans for international expansion. Siemens offers BenQ a globally operating organization that enjoys leading market positions in both Western and Eastern Europe as well as in the growth market of Latin America. Through the acquisition, BenQ will also obtain a world-famous brand name, mobile telephony technology and software competence, as well as global access to Siemens’ broad customer base. Moreover, BenQ will also acquire Siemens’ outstanding manufacturing operations on three continents.

With BenQ, Siemens has found the ideal partner for continuing and securing the mobile phones business over the long term to the benefit of its employees, customers and suppliers. BenQ will be acquiring all of Siemens’ development and manufacturing locations in Manaus (Brazil) and Kamp-Lintfort (Germany), along with headquarters functions as well as the sales and marketing organization. The factory in Shanghai (China), which is operated as a joint venture together with a Chinese partner, will also remain a development and manufacturing location. BenQ guarantees full utilization of the capacity at the location for a period of three years. Subject to the agreement of our partner in this joint venture, BenQ will also take over this capacity in the next step.

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“For us, continuation of the company location in Kamp-Lintfort was an important factor in deciding on a buyer. As agreed upon in the supplementary collective bargaining agreement, we have thus created good prospects for the future for our people. At the same time, the measures settled with our employees have played a crucial role in securing the competitiveness of this facility,” said Kleinfeld.

The two companies have agreed to partner closely. In the course of the transaction, Siemens will acquire new BenQ shares worth EUR 50 million and will be building upon BenQ as a preferred partner for end-to-end mobile communication solutions. “Siemens will continue to offer its customers in the telecommunications industry one-stop shopping for all their needs. With BenQ, we have found a partner who will supply us with the corresponding products. In addition, we will be collaborating closely in research and development. Moreover, we also intend to utilize synergies in jointly addressing customers and in our selling operations,” noted Lothar Pauly, the CEO of the Siemens Communications Group.

The Supervisory Board of Siemens AG, Berlin and Munich, and the Board of BenQ have agreed to the transaction. The agreement remains subject to approval by a shareholders’ meeting of BenQ.

About Siemens
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has roughly 440,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 150 years ago, the company is active in the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2004 (ended September 30), Siemens had sales of €75.2 billion and net income of €3.405 billion. Further information is available on the Internet at www.siemens.com.

About BenQ
BenQ is an industry leader in networked digital lifestyle devices with an expertise that encompasses display, storage, imaging, wireless and broadband areas. BenQ has manufacturing plants in Malaysia, Mexico, China and Taiwan. The company has over 13,895 employees worldwide, supporting a strong global sales marketing and service network spanning Asia-Pacific, Europe and the Americas. BenQ has

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research and development facilities in Taiwan (Hsinchu Lab), China (Suzhou Development Center) and California, USA (Wireless Technology Center), and has more than 2000 research and development employees in Suzhou, Taipei, Taoyuan, Hsinchu and San Diego. BenQ has amassed 2,162 global patents. 2004 revenues exceeded US$5 billion dollars. For more information about BenQ, please visit our website at BenQ.com.

Note: A press conference with the Siemens CEO Dr. Klaus Kleinfeld will take place in Munich, SiemensForum, Oskar-von-Miller-Ring 20, 80333 Munich, at 2:00 PM. (CEST). The Chairman & CEO of BenQ, K.Y. Lee, will take part in the conference by phone from Taipeh (Taiwan). The press conference will also be transmitted on the Internet at www.siemens.com/press.

At 4:00 PM (CEST), CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger will conduct an English-language conference call for analysts and investors. The call will be webcasted at www.siemens.com/analystcall. A recording of the conference call will subsequently be available at www.siemens.com/analystcall.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office D-80312 Munich	Informationsnummer: AXX 200506.36 e
Dr. Eberhard Posner u. Dr. Maria Lahaye-Geusen
80312 München
Tel.: +49-89 636 33470; Fax: -32844
Tel.: +49-89 636 36301; Fax: -32844
E-Mail: eberhard.posner@siemens.com
E-Mail: maria.lahaye-geusen@siemens.com

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Ad hoc announcement according to §15 WpHG

Strategic company decision

Siemens AG: BenQ to take over mobile phones business
Sustainable solution found — Mobile phones to continue under the Siemens brand

The Taiwan-based BenQ Group, which also produces mobile phones as well as other consumer electronics products such as digital cameras, scanners and LCD screens, will take over Siemens’ mobile phones business in the course of the fourth quarter of Siemens’ fiscal year 2005. The transaction also includes the rights to the brand and name, which BenQ will be allowed to use for a total of five years. The mobile phones business will be headquartered in Munich (Germany).

The two partners have agreed upon these key points, but the agreement is subject to approval of BenQ’s shareholder meeting and the relevant antitrust authorities.

BenQ’s and Siemens’ mobile phones business complement one another in excellent way regarding to technology and regional setup.

All in all, this transaction will burden Siemens’ results by some EUR 350 million pre-tax.

In the course of the transaction, Siemens will acquire new BenQ shares worth EUR 50 million. Based on the current market value of BenQ, this represents roughly 2.5% of the company’s capitalization.

Siemens AG
Wittelsbacher Platz 2
80333 München
Deutschland

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 7, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling